Points International Opens Gateway to Latin America with TACA International Airlines

Points.com Adds to Growing List of International Partners and Expands Trading Options on Global Points Exchange

TORONTO, September 3, 2008 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF) — owner and operator of the world's leading loyalty point management program, www.points.com — announced today that TACA International Airlines SA, an El Salvador-based airline, has joined the network of loyalty programs partnered with Points.com. TACA will also join Points.com's Global Points Exchange (GPX), the peer-to-peer marketplace where users can establish their own exchange rates, allowing trades with DISTANCIA miles on the exchange.

This partnership integrates TACA into Points.com and will result in a new co-branded site available at www.taca.com. The new site allows members of TACA's DISTANCIA Loyalty Program to Swap DISTANCIA miles between other participating airlines and hotels, as well as redeem their miles for gift certificates from hundreds of retailers. In addition, TACA's integration with Points.com allows DISTANCIA members to track their balances, Swap, Earn, Redeem and Book Hotels using their miles.

"TACA is an award-winning, innovative airline with a truly American reach and with them joining Points.com, we can offer a completely new way for DISTANCIA members to get more value from their programs," said Points CEO Rob MacLean. "Together we can create a more well-rounded offering for our users as we also focus on adding new, partners to our GPX platform."

"Points.com has created a new way for us to interact and offer added utility for our DISTANCIA members," said Jeremy Rabe, DISTANCIA Director at TACA. "This partnership gives us additional awareness throughout the North American region."

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading loyalty point management program. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMiles™, British Airways Executive Club, Northwest WorldPerks®, Wyndham Hotel Group's TripRewards®, Delta SkyMiles®, and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks. Website: http://www.points.com

About GRUPO TACA

Founded in 1931, TACA is the airline with the newest aircraft fleet in the Americas. It works with three hubs (El Salvador, Costa Rica and Peru) to bring together the American continent. Operating over 35 destinations more than 20 countries with 135 daily flights. TACA includes airlines in El Salvador, Guatemala, Costa Rica, Nicaragua, Honduras and Peru.

With 11 years of experience in the Latin-American loyalty industry, DISTANCIA is the loyalty program that allows their members to obtain free airline tickets, hotel stays, car rentals, and many other rewards. DISTANCIA also has a world-wide partners' network where you can easily earn more Miles while using the services of affiliated hotels, car rentals, co-branded credit cards and much more.

For more information contact:

Investor relations:
Alex Wellins
The Blueshirt Group
T. 415-217-7722

Brinlea Johnson
The Blueshirt Group
T. 212-551-1453

Media relations:
Jordan Fischler
Allison & Partners
T. 646-428-0604; E. Jordan@allisonpr.com

Business enquiries:
Martin Tongue
Vice President, Business Development
Points International
T. 416-596-6363; E. martin.tongue@points.com

GRUPO TACA:

Business enquiries:
Jeremy Rabe
DISTANCIA Director
TACA International Airlines
T. 503-2267-8888 (ext. 3675); E. jrabe@taca.com